Exhibit 99.10

Disclosure of Transactions in Own Shares

Paris, October 28, 2024 – In accordance with the authorizations given by the shareholders’ general meeting on May 24, 2024, to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from October 21 to October 25, 2024:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21/10/2024	257,061	60.128844	15,456,780.64	XPAR
21/10/2024	93,911	60.115820	5,645,536.77	CEUX
21/10/2024	8,442	60.130031	507,617.72	TQEX
21/10/2024	8,377	60.130011	503,709.10	AQEU
22/10/2024	258,695	60.034462	15,530,615.22	XPAR
22/10/2024	93,281	59.986508	5,595,601.44	CEUX
22/10/2024	8,811	60.060054	529,189.14	TQEX
22/10/2024	8,718	60.069218	523,683.44	AQEU
23/10/2024	254,399	60.160456	15,304,759.75	XPAR
23/10/2024	98,135	60.179156	5,905,681.48	CEUX
23/10/2024	9,045	60.153761	544,090.77	TQEX
23/10/2024	8,905	60.161719	535,740.11	AQEU
24/10/2024	259,828	60.489211	15,716,790.79	XPAR
24/10/2024	91,161	60.542418	5,519,107.41	CEUX
24/10/2024	8,080	60.435349	488,317.62	TQEX
24/10/2024	8,204	60.446203	495,900.65	AQEU
25/10/2024	257,789	60.133842	15,501,842.97	XPAR
25/10/2024	93,939	60.108293	5,646,512.92	CEUX
25/10/2024	8,537	60.170102	513,672.16	TQEX
25/10/2024	8,458	60.159952	508,832.87	AQEU
Total	1,843,776	60.188430	110,973,982.97

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations:+33 (0)1 47 44 46 99l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations:+33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).